

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
3300 Olcott Street
Santa Clara, CA 95054

> Re: **Palo Alto Networks, Inc.**
> **Form 10-Q for the Quarterly Period Ended January 31, 2013**
> **Filed March 4, 2013**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 4, 2012**
> **File No. 001-35594**

Dear Mr. McLaughlin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant